SCHEDULE A
to the Investment Advisory Agreement

(as amended on September 11, 2014 to change O’Shaughnessy Tactical Asset Allocation Fund to
O’Shaughnessy Emerging Markets Fund and reduce the annual fee rate)

Series or Fund of Advisors Series Trust	Annual Fee Rate
O’Shaughnessy All Cap Core Fund	0.55% of average net assets
O’Shaughnessy Enhanced Dividend Fund	0.65% of average net assets
O’Shaughnessy Global Equity Fund	0.65% of average net assets
O’Shaughnessy International Equity Fund	0.65% of average net assets
O’Shaughnessy Small/Mid Cap Growth Fund	0.60% of average net assets
O’Shaughnessy Emerging Markets Fund	0.80% of average net assets

ADVISORS SERIES TRUST	O’SHAUGHNESSY ASSET MANAGEMENT, LLC
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Raymond Amoroso III
Name: Douglas G. Hess	Name: Raymond Amoroso, III, Esq.
Title: President	Title: Chief Compliance Officer

A-1